FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 033-97038

BRASCAN CORPORATION
(Translation of registrant's name into English)

BCE Place
Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

INCORPORATION BY REFERENCE

The Form 6-K of Brascan Corporation dated August 4, 2005 and the exhibit thereto are hereby incorporated by reference as exhibits to Brascan Corporation's registration statement on Form F-9 (File No. 333-112049).

EXHIBIT LIST

Exhibit	Description
99.1	Press Release, Dated August 4, 2005, Regarding Brascan Reports Second Quarter Net Income of US$610 Million

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRASCAN CORPORATION

Date: August 4, 2005

By: /s/ Brian Lawson

Name: Brian D. Lawson
Title: Executive Vice President & CFO

Investors, analysts and other interested parties can access Brascan's 2005 Second Quarter Results as well as the Shareholders' Letter and Supplemental Financial Information on Brascan's web site
under the Investor Centre/Financial Reports and Investor Presentations section at www.brascancorp.com.

The 2005 Second Quarter Results conference call can be accessed via webcast on August 4, 2005 at 2:30 p.m. EST at www.brascancorp.com or via teleconference at 1-800-240-5124, toll free in North America. For overseas calls please dial 507-726-3566, at approximately 2:20 p.m. EST. The teleconference taped rebroadcast can be accessed at 1-800-807-5189.

BRASCAN REPORTS SECOND QUARTER NET INCOME OF US$610 MILLION

CASH FLOW FROM OPERATIONS PER SHARE INCREASED 28%

TORONTO, August 4, 2005 - Brascan Corporation (TSX/NYSE: BNN) today announced operating results for the second quarter ended June 30, 2005. Net income totalled $610 million ($2.26 per share) compared with $190 million ($0.71 per share) in the same period last year. Results for the current quarter include $448 million in gains from the restructuring and partial monetization of Brascan's investment in Falconbridge, net of taxes and other non-cash items. Net income for the first half of the year totalled $775 million compared with $335 million for the same period last year.

Operating cash flow, before the Falconbridge gain, for the three months ended June 30, 2005 totalled $229 million ($0.82 per share) compared with $169 million ($0.64 per share) last year, representing growth of 28% on a per share basis. For the first six months, cash flow increased by 26% to $385 million from $305 million last year.

The following table presents the results on a total and per share basis.

US$ millions *(except per share amounts)*	*Three months ended June 30*		*Six months ended June 30*	
	2005	2004	**2005**	2004
Net income	**$610**	$190	**$775**	$335
- per share	**$2.26**	$0.71	**$2.85**	$1.24
Cash flow from operations	**$229**	$169	**$385**	$305
- per share	**$0.82**	$0.64	**$1.38**	$1.13

Bruce Flatt, Chief Executive Officer of Brascan commented: "Our core operations in property, power and infrastructure assets performed in line with expectations and we are well positioned to generate additional growth in operating cash flows for the balance of the year. The gain on our investment in Falconbridge represents another step in the monetization of our resource investments over time."

Brascan Corporation
2005 Second Quarter Results

Dividend Declaration

On August 3, 2005, the Board of Directors declared a regular dividend of US$0.15 per Class A Share, payable on November 30, 2005, to shareholders of record as at the close of business on November 1, 2005.

Information on Brascan's common and preferred share dividends can be found on Brascan's web site under Investor Centre/Stock Information.

Additional Information

The Letter to Shareholders and the company's Supplemental Financial Information for the six months ended June 30, 2005 contains further information on the company's strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company's web site.

Brascan Profile

Brascan Corporation *is a global asset manager focused on property, power and infrastructure assets. With $40 billion of assets under management, the company owns 70 premier office properties and over 130 power generating plants. The company is inter-listed on the New York and Toronto stock exchanges.*

For more information, please visit our web site at **www.brascancorp.com** *or contact:*

Katherine C. Vyse
Senior Vice-President
Investor Relations and Communications
Tel: 416-369-8246 e-mail: kvyse@brascancorp.com

CONSOLIDATED STATEMENT OF INCOME

(Unaudited)	Three months ended June 30				Six months ended June 30	
US$ millions, except per share amounts	**2005**	2004*			**2005**	2004*
Total revenues and gains	$ **1,769**	$ 898			$ **2,744**	$ 1,666
Net operating income						
Property	**264**	222			**492**	436
Power generation	**122**	71			**263**	145
Funds management	**104**	65			**168**	119
Investment income and other gains	**58**	77			**90**	102
	548	435			**1,013**	802
Expenses						
Interest expense	**235**	153			**434**	300
Current income taxes	**30**	16			**46**	24
Other operating costs	**20**	13			**47**	31
Minority share of net income before the following	**78**	100			**161**	174
	185	153			**325**	273
Other items						
Equity accounted income from investments	**73**	95			**176**	191
Gain on reorganization of Falconbridge	**565**	—			**565**	—
Depreciation and amortization	**(92)**	(56)			**(169)**	(112)
Future income taxes and other provisions	**(151)**	(42)			**(180)**	(86)
Minority share of the foregoing items	**30**	40			**58**	69
Net income	$ **610**	$ 190			$ **775**	$ 335
Net income per common share						
Diluted	$ **2.26**	$ 0.71			$ **2.85**	$ 1.24
Basic	$ **2.31**	$ 0.71			$ **2.92**	$ 1.25

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended June 30				Six months ended June 30	
US$ millions	**2005**		2004*		**2005**	2004*
Income before non-cash items[1]	$ **185**	$	153	$	**325**	$ 273
Dividends from Falconbridge	**12**		11		**24**	22
Dividends from Norbord	**32**		5		**36**	10
Cash flow from operations	$ **229**	$	169	$	**385**	$ 305

[1] *Net operating income less expenses*

* *See accompanying notes on following page*

Brascan Corporation
2005 Second Quarter Results

3

CONSOLIDATED BALANCE SHEET

US$ millions		(Unaudited) June 30 2005		December 31 2004[2]
Assets				
Operating assets				
Property	$	10,217	$	9,289
Power generation		3,520		3,048
Funds management		5,538		4,719
		19,275		17,056
Cash and cash equivalents		674		404
Securities		1,731		996
Accounts receivable and other		3,199		1,551
	$	24,879	$	20,007
Liabilities and Shareholders' interests				
Liabilities				
Corporate borrowings	$	1,832	$	1,675
Non-recourse borrowings				
Property specific mortgages		7,865		6,045
Other debt of subsidiaries		2,544		2,373
Accounts payable and other liabilities		4,576		2,719
Capital securities[2]		1,513		1,548
Shareholders' interests				
Minority interests of others in assets		2,087		1,780
Preferred equity		590		590
Common equity		3,872		3,277
	$	24,879	$	20,007

Note 1

The press release and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan's results. In addition, the consolidated balance sheet above presents the company's cost accounted investment in Canary Wharf Group, plc as part of its property operations, consistent with management's determination of business segments, whereas it is included in "Funds Management" in the company's interim report to shareholders.

Note 2

Certain convertible preferred shares and preferred securities have been reclassified as capital securities in accordance with changes in accounting guidelines. This has also resulted in conforming changes to dividends paid, interest expense, foreign exchange gains and retained earnings.

Note: This press release and attachments contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward- looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Brascan Corporation
2005 Second Quarter Results